

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2007

Mr. Edward R. DeStefano
Chief Executive and Financial Officer
New Century Energy Corp.
5851 San Felipe, Suite 775
Houston, TX 77057

> **Re: New Century Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 12, 2007**
> **File No. 0-28813**

Dear Mr. DeStefano:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   Please provide us with a copy of your reserve reports as of December 31, 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in

Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Description of the Company's Business Focus, page 6

Overview, page 6

2.   Please reconcile your statement that proved developed reserves comprise 55% of the Company's oil reserves and 30% of the Company's gas reserves with the information provided in the SFAS 69 reserves table on page 109. This information indicates that 13.75% of your oil reserves are proved developed and 23% of your overall reserves are proved developed. Please revise your document as necessary.

Disclosure of Oil and Gas Operations, page 34

3.   Please revise your document to only disclose your net share of oil and gas production. Please refer to paragraph three of Industry Guide 2

4.   Please revise your document to disclose your operating costs per equivalent unit produced. Please refer to paragraph three of Industry Guide 2.

Drilling Activity, page 36

5.   Please reconcile for us that you report you drilled one productive exploratory well in 2006 but in the SFAS 69 reserve table on page 109 you do not report any reserves added due to extensions or discoveries.

6.   Please revise your document to include drilling activity for each of the last three years.

Risk Factors, page 59

Our Estimates of Reserves Could Have Flaws……..page 67

7.   You state that you can provide no assurances that reductions to your estimated proved oil and gas reserves and estimated future net revenues will not be required. Proved reserves are the estimated quantities of oil and gas that you are reasonably certain of recovering. If you are not certain of recovering the reserves you report as proved, then they should be removed from your reported proved reserves. Alternatively, please revise your document to not imply that can provide no assurances that material reductions in your proved reserves will not occur.

8.   Please include a risk factor that indicates 3D seismic is an interpretative tool that does not guarantee that the wells you drill will find oil or gas or if they do find oil and gas that it will be productive in economic quantities. State that you may not recognize significant geological features due to errors in interpretation, processing limitations, the presence of certain geological environments or other factors and that 3D seismic generally becomes less reliable with increasing depth of the geological horizon, and the use of this technology increases finding costs over that it is not used.

Notes to Consolidated Financial Statement, page 80

Supplemental Oil and Gas Information, page 108

Reserve Information, page 109

9.   Please revise your document to provide appropriate explanations for the significant reserve changes in the reserve table such as the large negative oil reserve revision in 2006 and the large purchase of oil reserves in 2006. Please see paragraph 11 of SFAS.

10.   Please provide a more detailed explanation of the large negative revision to your oil reserves in 2006 and the basis for which you originally classified those reserves as proved.

Standardized Measure of Discounted Future Net Cash Flows, page 109

11.   Please reconcile for us that you estimate total future development costs of $5 million dollars with less than 14% of your oil reserves developed but have incurred a total $6.1 million in development costs in 2005 and 2006 when only a small percentage of your reserves were undeveloped.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief